July 22, 2009

Attn: Ms. Melissa Duru

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

Re:	The Children’s Place Retail Stores, Inc.
Definitive Additional Soliciting Materials on Schedule 14A Filed July 13, 2009
File No 1-23071

Dear Ms. Duru:

On behalf of our client, The Children’s Place Retail Stores, Inc. (the “Company”), please find responses to the comments from the Staff’s letter to the Company (File No. 1-23071) of July 15, 2009 regarding definitive additional soliciting materials on Schedule 14A (the “additional soliciting materials”).  Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

1.                                      We direct you to statements made in soliciting materials filed by the dissident group in which they disclose Mr. Silverstein’s intent to resign if the Dabah nominees are elected.  In light of such statements, please provide support for your allegations throughout the filing that Mr. Dabah will have majority control of the Board and de facto control of the company.  Alternatively, in future filings, please refrain from making unsupported allegations or assertions regarding Mr. Dabah’s “control” of the Board and company if his nominees are elected.

The Company respectfully submits that other than the public statements of the dissident group, Mr. Silverstein has not given any indication to the Company (oral or written) of his intent to resign his position as a director of the Company.  In Mr. Dabah’s definitive proxy statement, dated June 17, 2009, Mr. Dabah states: “If all the Nominees are elected to the Board, the Nominees, together with Mr. Dabah and Mr. Silverstein, will constitute a majority of the Board.”  An investor presentation, filed by Mr. Dabah with the SEC on July 7, 2009, contained a statement that Mr. Silverstein would not stand for re-election when his term expires in 2010 if Mr. Dabah’s nominees are elected.  This was the first, and has been the only indication the Company has had of Mr. Silverstein’s intent not to stand for re-election.  Then, on July 13, 2009, Mr. Dabah filed a revised investor presentation that stated that Mr. Silverstein would resign from the Company’s board immediately if Mr. Dabah’s nominees are elected.

The Company respectfully submits that Mr. Silverstein’s intent with respect to his directorship is not clear to the Company, and until such time as Mr. Silverstein notifies the Company otherwise, he remains a member of the Company’s board of directors.  The fact remains that Mr. Dabah currently has two designees (himself and Mr. Silverstein) on the Company’s board of directors, and if his three nominees are elected, Mr. Dabah’s designees will constitute a majority of the Company’s board, giving Mr. Dabah de facto control of the Company.

2.                                      We note the continued assertion that the election of the Dabah nominees will result in the control of the Board by Mr. Dabah.  We remind you of prior comment 4 of our letter dated June 9, 2009 and the revisions you made in response to such comment in the definitive proxy.  Please ensure that your soliciting materials consistently acknowledge that all nominees are bound by fiduciary duties to the shareholders in the exercise of their duties, irrespective of which party designated such nominees.

The Company confirms that any future soliciting materials asserting that the election of the Dabah nominees will result in the control of the Board by Mr. Dabah will consistently acknowledge that all nominees are bound by fiduciary duties to the Company’s stockholders in the exercise of their duties, irrespective of which party designated such nominees.

3.                                      Please ensure that all soliciting materials acknowledge that there can be no assurance that the nominees, if elected, will be capable of producing improvements in shareholder value.

The Company confirms that all future soliciting materials that address the impact of the election on shareholder value will acknowledge that there can be no assurance that the nominees, if elected, will be capable of producing improvements in shareholder value.

4.                                      Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.  In future filings, please refrain from assertions that Mr. Dabah is “misleading” shareholders or “not telling the full story.”  We similarly note reference to your assertion that Mr. Dabah is relentless in his attempts to “destabilize the company...”

The Company confirms that it will avoid statements that directly or  indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation in future soliciting materials.

5.                                      In light of the conflicting significance attributed by both parties to a 2002 photograph of Mr. Dabah and Mr. Benaroya, with a view towards revised disclosure, please provide further support for your implied assertion that Mr. Dabah and Mr. Benaroya had a relationship prior to the current proxy contest.  Alternatively, please file corrective disclosure that discloses, if true, that you have no basis for assertions regarding the prior relationship of Mr. Dabah and Mr. Benaroya.

Mr. Dabah first suggested Mr. Benaroya as a potential candidate for the Company’s board of directors in 2008.  At that time the board declined to propose Mr. Benaroya as a candidate for the board or as CEO.  In 2009, Mr. Dabah determined to initiate a proxy contest and nominate Mr. Benaroya for election as a director, with the further statement that Mr. Dabah and his other nominees would put forth Mr. Benaroya as their choice for the permanent CEO position, if they were elected.  Given the photograph showing that Mr. Dabah and Mr. Benaroya were at least passing acquaintances as of 2002 and the fact that Mr. Dabah has proposed Mr. Benaroya as a director in each of the last two years (and as CEO in 2009), the Company has a reasonable belief that there is an existing relationship between Mr. Dabah and Mr. Benaroya, be it social, business or professional, that has led to Mr. Dabah’s insistence on repeatedly putting forth Mr. Benaroya as a candidate for both the Company’s board of directors and CEO position over the course of the last two years, a period of time during which Mr. Dabah has acknowledged he has not interviewed a single alternative candidate for the position of permanent CEO of the Company.

6.                                      In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

•                  the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the participants, the Company acknowledges that:

•                  the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Very truly yours,

Michael J. Aiello

cc:  Chuck Crovitz

(The Children’s Place Retail Stores, Inc.)

Jackie Cohen